SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934



                                  Fansteel Inc.
       -----------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $2.50 per share
       -----------------------------------------------------------------
                         (Title of Class of Securities)


                                   307260 10 9
        -----------------------------------------------------------------
                                 (CUSIP Number)


                            Paul W. Schwendeman, Esq.
                           Kirkpatrick & Lockhart LLP
                            Henry W. Oliver Building
                              535 Smithfield Street
                       Pittsburgh, Pennsylvania 15222-2312
                                 (412) 355-6500
        -----------------------------------------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                December 9, 1999
       -----------------------------------------------------------------
                          (Date of Event Which Requires
                            Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].



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                                  SCHEDULE 13D
                                  ------------
CUSIP No.                                       307260 10 9

1)    NAME OF REPORTING PERSON                  Edward P. Evans

      S.S. OR I.R.S. IDENTIFICATION
      NO. OF ABOVE PERSON
                                                -----------

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)   [   ]
                                                              (b)   [ x ]

3)    SEC USE ONLY

4)    SOURCE OF FUNDS                           OO
                                                --

5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                [   ]

6)    CITIZENSHIP OR PLACE OF ORGANIZATION      United States
                                                of America
                                                -------------
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

      7)    SOLE VOTING POWER                   1,339,595
                                                ---------

      8)    SHARED VOTING POWER
                                                ---------

      9)    SOLE DISPOSITIVE POWER              1,339,595
                                                ---------

      10)   SHARED DISPOSITIVE POWER
                                                ---------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON                  1,339,595
                                                ---------

12)   CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (11) EXCLUDES CERTAIN SHARES       [       ]

13)   PERCENT OF CLASS REPRESENTED BY
      AMOUNT IN ROW (11)                        15.57%
                                                ------

14)   TYPE OF REPORTING PERSON                  IN
                                                --


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


Item 1.  Security and Issuer.
-----------------------------

     This statement on Schedule 13D (the "Statement") relates to the Common Stock, par value $2.50 per share ("Fansteel Common Stock"), of Fansteel Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at Number One Tantalum Place, North Chicago, Illinois 60064.


Item 2.  Identity and Background.
---------------------------------

     This Statement is being filed by Edward P. Evans. Mr. Evans' principal occupation is management of his personal investments and his business address is c/o Fansteel Inc., Number One Tantalum Place, North Chicago, Illinois 60064. Mr. Evans is the brother of Thomas M. Evans, Jr. and Robert S. Evans. Mr. Evans is a United States citizen.

     During the last five years, Mr. Evans has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.
-----------------------------------------------------------

     On July 17, 1997, Thomas Mellon Evans (the "Decedent") died. At the time of his death, the Decedent owned 4,050,786 shares of Fansteel Common Stock. On December 9, 1999, Mr. Evans received 1,339,595 shares of Fansteel Common Stock (the "Shares") by distribution from the Estate of Thomas M. Evans (the "Estate"). This amount represented 15.57% of the Fansteel Common Stock outstanding as of September 30, 1999.


Item 4.  Purpose of Transaction.
--------------------------------

     Mr. Evans acquired beneficial ownership of the Shares by distribution from the Estate. Mr. Evans has no plans to acquire additional shares of Fansteel Common Stock, nor does he have present plans to dispose of the Shares.

     The Shares have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), and may not be sold or otherwise transferred without an effective registration statement for such Shares under the Securities Act or an applicable exemption from registration under such act.

     Mr. Evans, as a stockholder, periodically reviews and evaluates the Company's business, prospects and financial condition, general economic conditions, other opportunities available to him, and his personal financial and estate planning requirements. On the basis of such periodic reviews and evaluations, Mr. Evans may determine to increase or decrease his investment in Fansteel Common Stock through purchases, sales, gifts, or other means of acquisitions or disposition.

     In the performance of his duties as a director of the Company, Mr. Evans expects to have continually under consideration various plans or proposals which may relate to or might result in one or more of the matters described in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. Any such plans or proposals would, however, be subject to consideration and approval by the Board of Directors of the Company. Except as set forth in this response to Item 4, at the date of this Statement, Mr. Evans does not have any plans or proposals at this time which relate to or would result in any of the matters described in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.


Item 5.  Interest in Securities of the Issuer.
----------------------------------------------

     Mr. Evans beneficially owns 1,339,595 shares of Fansteel Common Stock, or 15.57% of the outstanding Fansteel Common Stock. Mr. Evans has the sole power to vote and to dispose of all of the shares of Fansteel Common Stock beneficially owned by him.

     Except for the transaction described in this Statement, Mr. Evans has not effected any transactions in Fansteel Common Stock within the past 60 days.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
--------------------------------------------------------------------------------

     Not applicable.


Item 7.  Material to be Filed as Exhibits.
------------------------------------------

     None.



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


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



December 15, 1999                       /s/ Edward P. Evans
                                        -------------------------
                                        Edward P. Evans